UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020
Commission File Number 001-38442

IBEX LIMITED
(Translation of registrant’s name into English)

Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IBEX LIMITED
FORM 6-K

IBEX Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Earnings Release

Exhibit 99.1  Press release, dated September 24, 2020, entitled “IBEX Limited Announces Record Fourth Quarter and Fiscal Year 2020 Financial Results”

Incorporation by Reference

The unaudited consolidated statements of financial position, unaudited consolidated statements of profit or loss and other comprehensive income,  unaudited consolidated statements of cash flows, and unaudited supplemental non-GAAP financial information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-242044), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. The other information in this Form 6-K, including the exhibit attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBEX LIMITED

	By:	/s/ Karl Gabel
Name: Karl Gabel
Title: Chief Financial Officer

Date: September 24, 2020